Heidmar Maritime Holdings Corp.

89 Akti Miaouli

Piraeus 18538, Greece

VIA EDGAR

September 30, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Heidmar Maritime Holdings Corp.

Draft Registrant Statement on Form F-4

Submitted August 22, 2024

CIK No. 0002029471

Dear Anuja Majmudar:

We thank you for the letter, dated September 18, 2024 (the “Staff’s Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the abovementioned Draft Registration Statement on Form F-4 (the “Draft Registration Statement”) of Heidmar Maritime Holdings Corp. (the “Company”, “we”, “us” or “our”). This letter is in response to the Staff’s Letter. For convenience, we have restated each of the Staff’s comments below in bold text, followed by our response. We are concurrently submitting with this letter an amended Draft Registration Statement on Form F-4 (“Amendment No. 1”). Capitalized terms used, but not defined, in this letter have the meaning ascribed to such terms in Amendment No. 1.

Draft Registrant Statement on Form F-4 submitted August 22, 2024 Cover Page

1.	Please revise your cover page to disclose that Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

In response to the Staff’s comment, the Company has revised the cover page to disclose that Holdings will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq.

Frequently Asked Questions MGO Stockholders, page 4

2.

Please revise to provide summary discussion of the applicable termination provisions and restrictions on the ability of MGO and Heidmar Maritime to pursue alternative transactions. In addition, please provide a cross-reference to a more comprehensive discussions elsewhere in the document.

In response to the Staff’s comment, the Company has revised its disclosure on page 12 of Amendment No. 1 to provide a summary discussion of the applicable termination provisions of the Business Combination Agreement and the ability of MGO and Holdings to pursue alternative transactions, as well as to provide a cross reference to the more detailed description of the agreement later in the Draft Registration Statement.

3.

Please revise your discussion of the earnout provisions at page 5 or include a separate question and answer to provide additional details regarding the financial milestones that must be achieved in order to earn additional consideration.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14-15 of Amendment No. 1 to provide a separate question and answer to provide additional details regarding the Earnout Shares and the financial milestones that must be achieved.

September 30, 2024

The Special Meeting of MGO Stockholders, page 17

4.

It appears that shareholder approval is assured for this transaction in light of the voting and support agreements entered into by certain officers and directors of MGO who collectively hold a majority of the issued and outstanding MGO Shares. Since the business combination proposal requires only the affirmative vote of the holders of a majority of the issued and outstanding MGO Shares entitled to vote at the Special Meeting, discuss here, on the cover page and elsewhere, as applicable, how the voting and support agreements make it more likely the business combination will be approved. For example, discuss the percentage of shares not subject to the voting agreement that would be required to approve the business combination proposal if a quorum is present.

The Company respectfully advises the Staff that as of the date of this letter, the MGO Principals no longer own a majority of the outstanding MGO Shares and as such, the shareholder approval is no longer guaranteed. However, the MGO Principals still own a substantial amount of the outstanding MGO Shares, and anticipates that other shareholders will sign voting agreements with equivalent terms. Accordingly, the Company has revised its disclosure throughout Amendment No. 1 to clarify that close to or greater than a majority of the outstanding MGO Shares are held by persons who have signed agreements to vote in favor of the Business Combination. Accordingly, the affirmative vote of only a small percentage, or perhaps none, of the MGO Shares that are held by parties other than the MGO Principals or other parties to voting agreements will be required to approve the Business Combination. The Company further advises the Staff that any signatories to a voting agreement that is not an affiliate or founder of the Company will not have the shares they receive in the Business Combination registered on the Draft Registration Statement, in accordance with the Staff’s guidance in Securities Act Rules CD&I 239.13.

Background of the Business Combination, page 90

5.

We note your disclosure that “Heidmar’s management expressed interest in the possibility of a merger transaction with MGO, pending further details regarding the business rationale behind any potential transaction.” Please revise your disclosure to include additional details regarding the business rationale and basis for the proposed business combination. In this regard, we note that Heidmar is a commercial manager of ocean- going transport vessels, which is a very different business from the business that MGO manages, which is to design, manufacture, license, distribute, advertise and sell a range of products.

In response to the Staff’s comment, the Company has amended its disclosure on page 92 of Amendment No. 1 to include additional details regarding the business rationale and basis for the proposed business combination.

6.

We note your disclosure that Maxim Group LLC historically had a business relationship with Heidmar and its founder and CEO, Mr. Pankaj Khanna. Please revise to clarify whether Heidmar had an ongoing relationship with Maxim at the time Maxim was engaged by MGO to represent it in respect of a potential business combination. In addition, disclose how MGO’s board considered any related conflict of interest in negotiating and recommending the business combination and include risk factor disclosure highlighting the potential conflicts of interests involving Maxim due to its business relationship with Heidmar.

In response to the Staff’s comment, the Company has amended its disclosure on page 92 of Amendment No. 1 to clarify the business relationship between Maxim and Mr. Khanna. In addition, the Company has amended its disclosure on page 92 to provide further information regarding the MGO board’s consideration of any conflicts of interest in connection with the Business Combination. We further advise the Staff that the prior business relationship between Maxim and Mr. Khanna was superficial in nature as it did not include involvement on a specific transaction with Mr. Khanna. Accordingly, the Company did not identify any significant risks that warrant disclosure.

September 30, 2024

7.

We note that between October 2023 and December 2023, MGO conducted a rigorous process of identifying and evaluating potential strategic transactions and other opportunities available to MGO. Please expand your discussion in this section to describe the other potential transactions and opportunities that were considered and the process utilized to evaluate these transactions. Please discuss any negotiations which occurred and any alternative offers that were made or received.

In response to the Staff’s comment, the Company has amended its disclosure on pages 91-93 of Amendment No. 1.

8.

You disclose that on December 20, 2023, MGO sent a non-binding letter of intent which provided for an equity evaluation of MGO and Heidmar of $20.0 million and $300.00 million, respectively. Please expand your disclosure to explain how the equity valuations were determined. Please also disclose the final terms of the letter of intent that was executed on February 7, 2024 by MGO and Heidmar.

In response to the Staff’s comment, the Company has amended its disclosure on pages 91-92 of Amendment No. 1 to explain how the equity valuations of MGO and Heidmar were determined. In addition, the Company has also revised its disclosure on pages 94-95 of Amendment No. 1 to disclose the final terms of the Letter of Intent.

9.

Please expand your disclosure in this section to include a more detailed description of the negotiations surrounding the material terms of the business combination agreement. For example, we note that from December 2023 to February 2024, the parties continued to negotiate and revise the terms to the letter of intent and from February 2024 through June 2024, the parties exchanged drafts of the business combination agreement. Please describe the substance of the parties’ multiple conversations and discussions during that time including the factor’s that were considered in reducing MGO’s initial equity valuation from $20.0 million. Your revised disclosure should ensure that investors are able to understand how and when the terms of the business combination evolved during negotiations and why MGO’s board approved the business combination with Heidmar.

In response to the Staff’s comment, the Company has amended its disclosure on pages 94-95 of Amendment No. 1 to provide more details regarding the negotiations surrounding the material terms of the business combination agreement.

The Business Combination Opinion of Newbridge

Discounted Cash Flow Analysis, page 97

10.

With regards to the discounted cash flow analysis of Newbridge discussed on page 97, provide expanded disclosure explaining how the discount rate and perpetuity growth rate was determined and deemed to be appropriate.

In response to the Staff’s comment, the Company has amended its disclosure on pages 93-94 of Amendment No. 1 to explain how the discount rate and perpetuity growth rate was determined and deemed to be appropriate.

11.

We note that “[t]he assumptions for revenue growth and cashflow margins between the fiscal years of 2027 and 2033 were determined by Newbridge following discussions with the management teams of Heidmar and MGO.” Please include the projections and material assumptions relied upon by Newbridge in rendering the fairness opinion. Please disclose the growth rate Newbridge applied for projected future revenue growth for 2022 through 2024 and the basis for that growth rate. With respect to the extended projections through 2033, please tell us your basis for not disclosing such projections and the material assumptions and limitations underlying such projections for 2027 through 2033 and the basis for using a projected cash-flow margin that was 33% more conservative than the margin suggested by Heidmar management. For example, please provide your analysis as to whether such projections are material. In that regard, we note that Newbridge relied on the financial projections prepared by Heidmar in order to prepare a Discounted Cash Flow Analysis as part of its process for rendering its fairness opinion, and as such, relied on such projections among other inputs.

September 30, 2024

In response to the Staff’s comment, the Company has made changes to Amendment No. 1 and provides supplemental information to the Staff, as follows.

•

The Company amended its disclosure on pages 102-105 of Amendment No. 1 to include prospective financial information for Heidmar for 2024, including the assumptions used in preparing this information. The Company respectfully advises the Staff that MGO and Newbridge have advised the Company that, other than in respect of the forecast information for 2024 included in the Registration Statement, the financial model (including the forecast information relating to 2025 and 2026) provided by Heidmar to MGO was not material to the decision of the MGO Board of Directors to enter into the Business Combination Agreement, nor was it material to the analysis of Newbridge in preparing its fairness opinion. Although MGO and Newbridge received the financial model, it was only one of many factors MGO and Newbridge considered in their analyses of Heidmar. Further, beyond 2024, the forecasts included in the model were inherently uncertain since they were based on numerous variables and assumptions. Heidmar and MGO were aware of these at the time the forecasts were prepared but could not know the impact they would have on Heidmar’s performance. Important factors, including many that are outside of Heidmar’s control, affect actual results and will cause them to differ from the forecasts, including in ways that may be material and fall short of the forecasts. These factors include, among others, the timing of providing pooling and vessel management services to new vessels, the timing of the expansion of the business into different shipping segments and lines of business and other factors referred to in Amendment No. 1.

Accordingly, in reaching their decisions, MGO and Newbridge did not materially rely on information in the financial model other than information provided in respect of 2024, placing greater consideration on other aspects of their analysis of Heidmar. In addition, the Company believes that disclosing portions of the financial projections beyond the information regarding 2024 that is already in the Registration Statement would be materially misleading to MGO’s stockholders, who may place undue reliance on this information that is greater than the limited consideration afforded by MGO and Newbridge.

In short, the Company believes that the Registration Statement discloses all information material to MGO’s Stockholders as they make their decision regarding whether to approve the proposed Business Combination and that any information relating to the financial model, including the above-mentioned financial projections, that is not disclosed is not material to that decision.

•

The Company further respectfully advises the Staff that it has added disclosure on page 100 of Amendment No. 1 providing the revenue growth rate for 2024-2026 and stating that it was based on information supplied by Heidmar’s management.

•

The Company further respectfully advises the Staff that it has revised the disclosure on page 100 of Amendment No. 1 to change the cash flow margin discount used by Newbridge to 20% from 33%, and supplementally advises the Staff that this discount was based on a review of comparable public companies and a desire to apply a conservative margin in the outer years of the model.

Ancillary Documents and Related Agreements Registration Rights Agreement, page 111

12.

We note that you will enter in a Registration Rights Agreement which will require Holdings to register the resale under the Securities Act shares of your common stock received by the Heidmar shareholders as consideration in the Business Combination. Please revise to disclose the amount of shares of common stock which will be subject to this registration statement.

In response to the Staff’s comment, the Company has revised its disclosure on pages 19, 118 and 203 to provide for disclosure of the amount of shares of common stock that will be subject to this registration statement, and the Company will include that number once it has been determined.

September 30, 2024

Unaudited Pro Forma Condensed Combined Financial Information, page 121

13.

We note your unaudited pro forma condensed combined balance sheet was prepared assuming the business combination had been consummated on December 31, 2023. However, the historical balance sheets of Heidmar Inc. and MGO Global Inc. have been presented for different periods. Please revise to include pro forma combined balance sheets in accordance with Rule 11-02(c) of Regulation S-X. To the extent you update the financial statements for the six months ended June 30, 2024, please also update the historical balance sheets for Heidmar and MGO Global Inc. in your unaudited pro forma condensed combined balance sheet.

Because the registrant, Heidmar Marine Holdings Corp, is a foreign private issuer, we prepared the pro forma financial information based on the date of the most recent historical balance sheet required of a foreign private issuer pursuant to Item 8 of Form 20-F (as contemplated by Section 6220.8(a) of the Financial Reporting Manual). In preparing the unaudited pro forma condensed combined balance sheet, we used the most recent available historical balance sheets of Heidmar Inc. (as of December 31, 2023) and MGO Global Inc. (as of March 31, 2024) and believe that it is permissible to combine the balance sheets from these two dates under Section 6220.8(b) of the Financial Reporting Manual because they are within 93 days of each other.

When we file financial statements for the six months ended June 30, 2024, we will use the historical balance sheets for Heidmar Inc. and MGO Global Inc. as of that date in preparing our unaudited pro forma condensed combined balance sheet.

Pro Forma Transaction Accounting Adjustment, page 129

14.

We note adjustments E and L represent 34,628,091 Holdings Shares to be issued to Heidmar stockholders at Closing. On page 41, you disclose that Heidmar shares at closing are based on “...(a) the MGO Shares outstanding at Closing, times (b) 16.6667, divided by (c) the outstanding shares of Heidmar....” However, disclosures on the cover sheet and elsewhere in the Registration Statement indicated that the Heidmar Share Consideration is based on “....(a) the total number of MGO Shares outstanding immediately prior to Closing on a fully diluted and as-converted basis, times (b) 16.6667.......” Please revise the disclosure for consistency.

In response to the Staff’s comment, the Company has revised its disclosure throughout Amendment No. 1 to consistently state that the number of Holdings Shares to be issued to the Heidmar Shareholders at Closing is based on the number of MGO Shares outstanding immediately prior to the Effective Time of the Merger. The Company also respectfully advises the staff that in the one instance where clause (c) (above) is included in the F-4, it is in a section that discusses the compensation for Heidmar Shareholders on a per share basis rather than in the aggregate. Accordingly, the aggregate total needs to be divided by the number of Heidmar Shares outstanding.

15.

Please revise the disclosure for adjustment F to clearly disclose each of the items included as transaction accounting adjustments. In this regard, we note certain amounts under additional paid-in capital are referenced to adjustment F, such as (8,050,940) and 4,300,484, however the footnote does not explain these amounts clearly.

In response to the Staff’s comment, the Company has revised its disclosure on pages 135-136 of Amendment No. 1 to explain more clearly each of the items included as adjustments for adjustment F.

16.	Please provide income tax effect for Adjustments I, J and K identified in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2023.

The Company respectfully advises the Staff that Adjustments I, J and K will not have a material income tax effect on the basis that Holdings, following the Business Combination, will mainly serve as a holding company for a group of businesses primarily engaged in the international operation of ships. Generally, income from the international operation of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended.

September 30, 2024

17.

Please identify transaction accounting adjustments, and the related tax effects, for nonrecurring items that will not impact the results of the combined entity beyond 12 months after the business combination. Refer to Rule 11-02(a)(11)(i) of Regulation S-X.

The Company respectfully advises the Staff that adjustment I refers to non-recurring expenses that will not recur in the income of the Company beyond 12 months after the Business Combination.

18.

You disclose pursuant to the Business Combination Agreement, the Heidmar Shareholders and MGO’s financial advisor will be issued Holdings Shares if one of the following performance conditions are met: 2024 revenue, EBITDA or Net Income equals or exceeds $45 million, $30 million or $25 million, respectively (the “Earnout Shares”). Based on the terms of the Earnout Shares, these shares will be classified within stockholders’ equity upon issuance. In adjustments G, K and L, we note you have adjusted your unaudited pro forma combined financial statements to reflect the fair value of these shares as if they have been issued in stockholders’ equity and in the calculation of basic and diluted net income per share from common stockholders’ from continuing operations. Given the issuance of these shares are contingent on certain performance conditions that have not yet been achieved, please provide the authoritative guidance you have relied upon or revise your presentation.

In response to the Staff’s comment, the Company has revised its presentation and disclosure on page 136 of Amendment No. 1 and has revised the calculation of basic and diluted net income per share from common stockholders’ from continuing operations, to exclude the effect of the Earnout Shares since these are contingently issuable based upon Holdings reaching specified thresholds that have not yet been achieved.

Exhibits

19.

We note your non-consolidated subsidiaries have four credit facilities with Macquarie Bank Limited. Please file the credit agreements as exhibits to your registration statement pursuant to Item 601 of Regulation S-K or provide your analysis as to why you believe you are not required to file such agreements.

The Company respectfully advises the Staff that each of the borrowers under these four credit facilities are non-consolidated subsidiaries of Heidmar (which Heidmar accounts for as equity method investments), but that certain consolidated subsidiaries of Heidmar have provided guarantees in respect of those credit facilities. In response to the Staff’s comment, the Company has revised its table of exhibits in Amendment No. 1 to reflect that it will file these credit facilities as exhibits to the Draft Registration Statement.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (212) 574-1275 (billotti@sewkis.com) or Holt Goddard at (212) 574-1250 (goddard@sewkis.com).

Sincerely,

/s/ Keith J. Billotti
Keith J. Billotti